UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated May 8, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: May 12, 2006	By: /s/ David Hottman David Hottman, Chairman

PORTAL RESOURCES RECEIVES FUNDS FROM EXERCISE OF WARRANTS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has received proceeds of $334,773.90 from the exercise of 371,971 warrants with an expiry date of May 5, 2006.

Portal Resources Ltd. founded in 2004, is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina. Proceeds will be used to fund the ongoing exploration programs on Portal’s Arroyo Verde gold-silver epithermal project in Patagonia and the Anchoris copper-gold porphyry project in Mendoza province. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release.